CUSIP No. 152418109                                         Page 21 of 21 Pages


                                                                      EXHIBIT 13


May 14, 2003


Board of Directors of Central Bancorp, Inc.
c/o Mr. John Doherty
Chairman of the Board of Directors
Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA

Dear Mr. Doherty:

As you are aware, due to the recent unexpected and tragic passing of Garrett Goodbody, there exists a vacancy on the holding company's board of directors. Given the circumstances, we would like you to fill that vacancy by appointing me to the board. A majority of shareholders who voted in connection with the 2002 annual meeting of shareholders believed that PL Capital's two nominees should be elected to the board of directors and we believe that you should recognize that mandate by embracing this request. PL Capital has demonstrated itself as a long-term investor in Central having held your stock for two and one half years and we are committed to continuing our investment in Central Bancorp in the future.

As you are no doubt aware, I have served on the boards of directors of several public companies and currently serve on the boards of Franklin Bancorp, Inc. and Security Financial Bancorp, Inc. Both of these institutions are similar in size to Central, so I am familiar with the issues and opportunities facing Central. I also have extensive financial and accounting experience, am a CPA by training and believe that my addition to the board would be valuable in connection with enhancing Central's future prospects.

In the event you choose not to appoint PL Capital's replacement on your board of directors as suggested above, you will have left us no option but to seek one board seat in connection with the 2003 annual meeting of shareholders. It would surely be a travesty to require Central and PL Capital to engage in yet another expensive and distractive proxy contest solely for the purpose of restoring the board of directors to the position it was in after the majority of shareholders voted to elect PL Capital's nominees at the last annual meeting.

We ask that you bring this letter to the attention of the entire board of Central Bancorp promptly and we look forward to a positive response. I would be pleased to forward to you and your board additional information about my background and experience as needed.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal